Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2016 and March 31, 2015. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2016. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	continued low prices for crude oil and petroleum products;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet consists of 18 LNG carriers, including eleven ships in operation, five LNG carriers on order at Samsung Heavy Industries Co., Ltd. (“Samsung”) and two LNG carriers on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns eight LNG carriers. In addition, GasLog has leased back under a bareboat charter the vessel sold in February 2016 to a subsidiary of Mitsui Co. Ltd. (“Mitsui”). GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 23 LNG carriers including ten of our wholly owned ships in operation (one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the eight ships contributed or sold to the Partnership, the bareboat vessel, three ships owned by Methane Services Limited (“MSL”), a subsidiary of BG Group plc. (“BG Group”) and one additional LNG carrier in which we have a 25% interest. BG Group was acquired by Shell on February 15, 2016. We are also supervising the construction of our newbuildings.

We have secured multi-year and seasonal time charter contracts for eight of our operating ships, the eight ships owned by the Partnership, the bareboat vessel and six of our seven newbuildings on order. As of March 31, 2016, these contracts are expected to provide total contracted revenue of approximately $3.57 billion during their initial terms, which expire between 2016 and 2029. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking, (b) all LNG carriers on order are delivered on schedule, and (c) no exercise of any option to extend the term of charters. Three of our ships are operating in the spot/short-term market. GasLog has entered into a pool agreement with Dynagas Ltd. and Golar LNG Ltd. establishing the Cool Pool Limited (the “Cool Pool”) to market their vessels, which are currently operating in the LNG shipping spot market. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, yet flexible, and innovative solutions to meet their increasingly complex shipping requirements.

We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to MSL. On October 29, 2015, Egypt LNG and BG Group mutually agreed to lay up the Methane Nile Eagle for a period of approximately one year. The charterer continues to pay charter hire costs adjusted for net savings in operating expenses and insurance as a result of the vessel being laid up.

We generate revenues by chartering our ships to customers on multi-year charters, seasonal time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Dividend Declaration

On March 11, 2016, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.52 million in the aggregate, payable on April 1, 2016 to holders of record as of March 31, 2016. GasLog paid the declared dividend to the transfer agent on March 30, 2016.

On May 5, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share payable or $11.27 million in aggregate on May 26, 2016 to shareholders of record as of May 16, 2016.

Debt Refinancing

On February 18, 2016, subsidiaries of GasLog and GasLog Partners entered into credit agreements (the “Credit Agreements”) to refinance debt maturities that were scheduled to become due in 2016 and 2017. The Credit Agreements are comprised of a five-year senior tranche facility of up to $396.50 million and a two-year bullet junior tranche of up to $180.0 million. The vessels covered by the Credit Agreements are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. On April 5, 2016, $575.20 million was drawn under the Credit Agreements and used to partially refinance $644.0 million of outstanding debt.

Sale and Leaseback of the Methane Julia Louise with a subsidiary of Mitsui

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the ship sale and leaseback transaction with a subsidiary of Mitsui, for the sale and leaseback of the Methane Julia Louise. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217.0 million. GasLog has leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years, having a payment holiday for the first 210 days. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. Following the completion of this transaction, the outstanding debt of GAS-twenty six Ltd. of $230.0 million was prepaid.

Delivery of the GasLog Greece

On March 29, 2016, GasLog took delivery of the GasLog Greece, an LNG carrier of 174,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung. The vessel is chartered out to MSL, a subsidiary of BG Group, now owned by Shell, from its delivery until 2026, with an option for the charterer to extend the terms of the charter at specified rates.

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FSRU market

GasLog has recently begun to investigate entering the floating LNG storage and regasification unit (“FSRU”) market and signed two pre-engineering studies with Keppel Offshore and Marine Ltd. for the potential conversion of both a Steam and TFDE vessel from our existing fleet. GasLog also appointed Bruno Larsen as Head of FSRU Development. Mr. Larsen has extensive experience in the LNG and FSRU sectors and will be responsible for leading GasLog’s commercial FSRU activities.

Fleet Update

Owned Fleet

As of March 31, 2016, our wholly owned fleet consists of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(2)	Period(3)
1	GasLog Savannah	2010	155,000	Shell(1)	TFDE	September 2016	2017-2023
2	GasLog Singapore	2010	155,000	Shell (1)	TFDE	September 2016	2019-2024
3	GasLog Skagen	2013	155,000	Shell (1)	TFDE	April 2021(4)	2026-2031
4	GasLog Chelsea	2010	153,600	Spot Market(5)	TFDE	N/A	N/A
5	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
6	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
7	GasLog Saratoga	2014	155,000	Spot Market(5)	TFDE	N/A	N/A
8	Methane Lydon Volney	2006	145,000	Shell (1)	Steam	October 2020	2023-2025
9	Methane Becki Anne	2010	170,000	Shell (1)	TFDE	March 2024	2027-2029
10	GasLog Salem	2015	155,000	Spot Market(5)	TFDE	N/A	N/A
11	GasLog Greece	2016	174,000	Shell (1)	TFDE	March 2026	2031

The Partnership’s fleet consists of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
	Vessel Name	Built	(cbm)	Charterer	Propulsion	Expiration(2)	Period(3)
1	GasLog Shanghai	2013	155,000	Shell (1)	TFDE	May 2018(6)	2021-2026
2	GasLog Santiago	2013	155,000	Shell (1)	TFDE	July 2018(6)	2021-2026
3	GasLog Sydney	2013	155,000	Shell (1)	TFDE	September 2018(6)	2021-2026
4	Methane Rita Andrea	2006	145,000	Shell (1)	Steam	April 2020	2023-2025
5	Methane Jane Elizabeth	2006	145,000	Shell (1)	Steam	October 2019	2022-2024
6	Methane Shirley Elisabeth	2007	145,000	Shell (1)	Steam	June 2020	2023-2025
7	Methane Alison Victoria	2007	145,000	Shell (1)	Steam	December 2019	2022-2024
8	Methane Heather Sally	2007	145,000	Shell (1)	Steam	December 2020	2023-2025

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(2)	Period(3)
1	Methane Julia Louise (7)	2010	170,000	Shell (1)	TFDE	March 2026	2029-2031

(1)	Vessels are chartered to MSL, a wholly owned subsidiary of BG Group, now owned by Shell.
(2)	Indicates the expiration of the initial term.
(3)	The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Singapore has unilateral options to extend the term of the time charter for periods ranging from 30 months to 90 months. The charterer of the GasLog Savannah has unilateral options to extend the term of the charter for four consecutive periods ranging from 12 to 27 months. The charterer of the GasLog Skagen has unilateral options to extend the term of the charter for up to ten years, on a seasonal charter basis. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charter for periods ranging from 5 to 10 years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charter of the GasLog Shanghai, GasLog Santiago and GasLog Sydney may be extended for up to two extension periods of three or four years at the charterer’s option, and each charter requires that the charterer provide us with 90 days’ notice before the charter expiration and 18 months’ notice of its exercise of any extension option. The charterer of the Methane Rita Andrea and the Methane Jane Elizabeth may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election.
(4)	Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.
(5)	Vessels operating in the spot market that have been contributed to the Cool Pool.
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(6)	Charter expiration was amended based on the agreement signed with MSL on April 21, 2015. With respect to the GasLog Sydney, whose charter was shortened by eight months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.
(7)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217.0 million. GasLog has leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years, having a payment holiday for the first 210 days. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven year charter with MSL.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, GasLog Partners has the option to purchase from us: (i) the Solaris, the GasLog Greece and Hull Nos. 2073, 2102 and 2103 within 36 months after we notify the Partnership’s board of directors of the vessel’s acceptance by its charterer, (ii) the GasLog Seattle and the Methane Lydon Volney within 36 months after the closing of GasLog Partners’ initial public offering on May 12, 2014 and (iii) the Methane Becki Anne and the right to acquire GAS-twenty six Ltd. with its long-term bareboat charter of (and the right to acquire) the Methane Julia Louise (which is subject to a multi-year charter to MSL) within 36 months after the completion of its acquisition by GasLog on March 31, 2015. In each case, GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five Year Vessel). The three newbuildings to be chartered under the agreement signed with a subsidiary of BG Group on April 21, 2015, will each qualify as a Five Year Vessel upon commencement of its charter, and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five Year Vessel.

Results of Operations

Three-month period ended March 31, 2015 compared to the three-month period ended March 31, 2016

	For the three months ended
	March 31, 2015	March 31, 2016
Amounts in thousands of U.S. Dollars
Revenues	97,326	104,377
Vessel operating and supervision costs	(21,894)	(28,457)
Voyage expenses and commissions	(2,729)	(5,263)
Depreciation of fixed assets	(22,695)	(28,164)
General and administrative expenses	(11,159)	(8,734)
Profit from operations	38,849	33,759
Financial costs	(18,528)	(29,179)
Financial income	63	202
Loss on swaps	(6,979)	(10,414)
Share of profit of associate	447	334
Total other expenses, net	(24,997)	(39,057)
Profit/(loss) for the period	13,852	(5,298)
Non-controlling interest	(9,510)	(10,600)
Profit/(loss) attributable to owners of the Group	4,342	(15,898)

During the three-month period ended March 31, 2015, we had an average of 16.0 ships operating in our owned fleet (including ships owned by the Partnership), having 1,354 operating days and an average of 21.0 ships operating under our technical management (including our 15.0 owned ships). During the three-month period ended March 31, 2016, we had an average of 19.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 1,643 operating days and an average of 22.0 ships operating under our technical management (including our 18.0 owned and bareboat ships).

Revenues:

Revenues increased by 7.24%, or $7.05 million, from $97.33 million during the three-month period ended March 31, 2015, to $104.38 million during the three-month period ended March 31, 2016. The increase is mainly attributable to an increase in revenues by $15.10 million due to the acquisition of the Methane Becki Anne and the Methane Julia Louise, which were both acquired from BG Group on March 31, 2015 and the delivery of the GasLog Greece on March 29, 2016, resulting in an increase in operating days, as well as an increase of $2.19 million caused mainly by the lower off-hire days due to drydocking of one of our vessels in the first three months of 2016 as opposed to two vessels for the same period in 2015. This increase was partially offset by a decrease of $6.22 million in revenues of three vessels operating in the spot market and a decrease of $3.57 million in revenues from all other vessels. The daily hire rate for the three-month period ended March 31, 2015 was $71,216 as compared to $63,252 for the three-month period ended March 31, 2016 affected by the decrease in the spot market. Furthermore, there was a decrease in revenues of $0.45 million in revenues from technical management services mainly due to the decrease in the number of the managed vessels owned by third parties following the acquisition of two vessels from BG Group and the completion of a project with another customer.

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Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 30.01% or $6.57 million, from $21.89 million during the three-month period ended March 31, 2015, to $28.46 million during the three-month period ended March 31, 2016. The increase is primarily attributable to the increase in our fleet in the three-month period ended March 31, 2016, compared to the same period of 2015, as described above, combined with an increase in scheduled technical maintenance expenses, such as scheduled main engine overhaulings, various planned repairs, as well as other regulatory periodical certifications. Daily operating cost per vessel increased from $15,183 per day during the three-month period ended March 31, 2015 to $16,440 per day during the three-month period ended March 31, 2016, reflecting the increased scheduled technical and maintenance expenses.

Voyage expenses and commissions:

Voyage expenses and commissions increased by 92.67%, or $2.53 million, from $2.73 million during the three-month period ended March 31, 2015, to $5.26 million during the three-month period ended March 31, 2016. The increase is primarily attributable to the net allocation of pool results of $2.39 million in accordance with the profit sharing terms specified in the Pool Agreement entered into with Dynagas Ltd. and Golar LNG Ltd.

Depreciation:

Depreciation increased by 24.05%, or $5.46 million, from $22.70 million during the three-month period ended March 31, 2015, to $28.16 million during the three-month period ended March 31, 2016. The increase in depreciation resulted from the increase in the average number of vessels in our fleet in the three-month period ended March 31, 2016, compared to the same period of 2015.

General and Administrative Expenses:

General and administrative expenses decreased by 21.77%, or $2.43 million, from $11.16 million during the three-month period ended March 31, 2015, to $8.73 million during the three-month period ended March 31, 2016. The decrease is mainly attributable to a $1.62 million decrease in net foreign exchange differences, mainly due to the favorable movement of the EUR/USD exchange rate in 2016 and a decrease of $0.85 million in legal fees and other professional services, compared to the same period of 2015.

Financial Costs:

Financial costs increased by 57.47%, or $10.65 million, from $18.53 million during the three-month period ended March 31, 2015, to $29.18 million during the three-month period ended March 31, 2016. The increase is attributable to an increase of $4.79 million in interest expense on loans, bond and cash flow hedges, an increase of $4.08 million in the amortization of deferred loan fees, mainly driven by $3.05 million of written-off fees and accelerated amortization due to the termination or scheduled prepayment of certain facilities, an increase by $1.07 million due to finance lease charges in 2016 and $0.72 million in other financial costs. During the three-month period ended March 31, 2016, we had an average of $2,615.17 million of outstanding indebtedness including our NOK bond agreement, having an aggregate weighted average interest rate of 3.20% and during the three-month period ended March 31, 2015, we had an average of $1,994.19 million of outstanding indebtedness, with a weighted average interest rate of 3.28%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond and cross-currency swaps (“CCS”).

Loss on Swaps:

Loss on swaps increased by 49.14%, or $3.43 million, from $6.98 million during the three-month period ended March 31, 2015, to $10.41 million during the three-month period ended March 31, 2016. The increase is mainly attributable to an increase of $3.63 million in loss from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss and an increase of $0.07 million in loss that was reclassified from equity to the statement of profit or loss related to the interest rate swaps for which hedge accounting was discontinued, partially offset by a decrease of $0.27 million in realized loss from interest rate swaps held for trading.

Profit/(loss) for the Period:

Profit for the period decreased by 138.27%, or $19.15 million, from a profit of $13.85 million for the three-month period ended March 31, 2015, to a loss of $5.30 million for the three-month period ended March 31, 2016, as a result of the aforementioned factors.

Customers

For the three-month period ended March 31, 2016, we received 83.68% of our revenues from MSL, a subsidiary of BG Group, 12.21% of our revenues from Shell, 4.10% of our revenues from various charterers in the spot/short-term market and 0.01% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the three-month period ended March 31, 2015, we received 76.12% of our revenues from MSL, a subsidiary of BG Group, 12.90% of our revenues from Shell, 10.80% of our revenues from various charterers in the spot/short-term market and 0.18% of our revenues from Egypt LNG.

Seasonality

Since our owned ships are primarily employed under multi-year, fixed-rate charter arrangements, seasonal trends do not materially impact the revenues earned by our vessels during the year. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

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Liquidity and Capital Resources

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase secondhand vessels, service our existing debt and pay dividends. In monitoring our working capital needs, we project our charter hire income and ships’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.

We anticipate that our primary sources of funds will be available cash, cash from operations, borrowings under existing and new debt agreements and additional common or other forms of equity. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. In June 2013 and April 2014, we entered into six CCSs to exchange interest payments and principal on maturity on the same terms as the NOK denominated bonds and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 12 of our unaudited condensed consolidated financial statements for details on our swap arrangements.

As of March 31, 2016, GasLog had $284.03 million of cash and cash equivalents, of which $32.29 million was held in time deposits and the remaining balance in current accounts. Moreover, as of March 31, 2016, GasLog had $1.50 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. As of March 31, 2016, GasLog had $23.62 million in restricted cash in relation to cash held in blocked accounts mainly in order to comply with the covenants under two of its credit facilities.

On February 25, 2016, a supplemental deed was signed with the lenders of the GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. loan facility, permitting GasLog to withdraw the $21.0 million maintained in blocked accounts for each of GAS-nine Ltd. and GAS-ten Ltd., provided GasLog has an executed guarantee or letter of credit with a minimum duration of six months. In connection with this, on February 26, 2016, GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21.0 million each. The bank guarantees bear interest at a margin and are available for a period of up to two years.

As of March 31, 2016, GasLog had an aggregate of $2.20 billion of indebtedness outstanding under twelve credit facilities, of which $785.49 million was repayable within one year, including $42.18 million under its revolving credit facility. As of March 31, 2016, GasLog had $120.11 million outstanding under the NOK bond agreement that is payable in June 2018 and had $218.07 million under the finance lease liability related to the sale and leaseback of the Methane Julia Louise.

As of March 31, 2016, there was undrawn availability of $1.15 billion under our debt financing agreement entered into on October 16, 2015 with 14 international banks to partially finance the delivery of our seven remaining newbuildings expected to be delivered in 2016, 2018 and 2019. Also, there was an undrawn amount of $7.83 million from the revolving facility of GAS-two Ltd. which was available to be drawn under certain conditions.

As of March 31, 2016, GasLog’s commitments for capital expenditures are related to the seven LNG carriers on order, which have a gross aggregate contract price of approximately $1.43 billion. As of March 31, 2016, the total remaining balance of the contract prices of the seven newbuildings was $1.28 billion that we expect will be funded with the $1.15 billion undrawn amount under the financing agreement we entered into on October 16, 2015, cash balances and cash from operations.

GasLog has hedged 40.8% of its expected floating interest rate exposure on its outstanding debt (including the finance lease liability) at a weighted average interest rate of approximately 4.63% (including margin) as of March 31, 2016.

As of March 31, 2016, we were in compliance with the financial covenants under our bond agreement.

Our credit facilities are described in Note 12 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 14, 2016 and Note 6 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of March 31, 2016, our current assets totalled $327.58 million while current liabilities totalled $870.36 million, resulting in a negative working capital position of $542.78 million. Current liabilities include $644.0 million being the current portion of three credit facilities that were partially refinanced under the Credit Agreements on April 5, 2016. Following the completion of the refinancing, as of April 5, 2016, current indebtedness outstanding under nine credit facilities totalled $167.90 million.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make all other required principal and interest payments on our indebtedness during the next 12 months.

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Cash Flows

Three-month period ended March 31, 2015 compared to the three-month period ended March 31, 2016

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the three months ended
	March 31, 2015	March 31, 2016
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	37,258	44,289
Net cash used in investing activities	(491,473)	(192,154)
Net cash provided by financing activities	414,931	128,702

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $7.03 million, from $37.26 million during the three-month period ended March 31, 2015 to $44.29 million in the three-month period ended March 31, 2016. The increase was due to an increase of $14.06 million in revenue collections, a decrease of $15.27 million in payments for cash collaterals, a decrease of $0.27 million in realized losses on interest rate swaps held for trading, partially offset by an increase of $11.68 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $9.10 million in cash paid for interest and a decrease in cash from ship management creditors amounting to $1.79 million.

 Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $299.32 million, from $491.47 million in the three-month period ended March 31, 2015 to $192.15 million in the three-month period ended March 31, 2016. The decrease is mainly attributable to a $302.74 million decrease in payments for the construction costs of newbuildings and the acquisition of secondhand vessels and a $0.17 million increase in cash from interest income, partially offset by a net decrease in short-term investments of $3.51 million and a $0.08 million decrease in dividends received from Egypt LNG Services Ltd.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $286.23 million, from $414.93 million in the three-month period ended March 31, 2015 to $128.70 million in the three-month period ended March 31, 2016. The decrease is mainly attributable to a decrease of $297.03 million in proceeds from our borrowings, an increase in bank loan repayments of $232.03 million, an increase in payments of loan issuance costs of $8.16 million, an increase of $6.71 million in dividend payments and an increase of $0.28 million in payments for our vessel held under a finance lease, partially offset by proceeds from the sale and finance leaseback of $217.00 million and an increase in the movement of restricted cash of $40.90 million.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and vessel utilization as of March 31, 2016.

	Contracted Charter Revenues and Days from Time Charters

	On and after April 1,	For the years ending December 31,
	2016	2017	2018	2019	2020	2021-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	350.92	482.92	453.29	455.36	395.69	1,431.64	3,569.82
Total contracted days(1)	4,887	6,417	6,015	5,977	5,006	17,242	45,544
Total available days(2)	5,812	8,395	9,186	9,734	9,612	87,399	130,138
Total unfixed days(3)	925	1,978	3,171	3,757	4,606	70,157	84,594
Percentage of total contracted days/total available days	84.08%	76.44%	65.48%	61.40%	52.08%	19.73%	35.00%

(1)	Reflects time charter revenues and contracted days for eight of our wholly owned ships, the eight ships owned by the Partnership, the bareboat vessel and six of our seven newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.
(2)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking. The available days for the vessels operating in the spot/short-term market are included.
(3)	Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.
7

The table provides additional information about our contracted charter revenues based on contracts in effect as of March 31, 2016 for the eight ships in our wholly owned fleet, the eight ships in the GasLog Partners’ fleet for which we have secured time charters, the bareboat vessel and six of our newbuildings on order. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 14, 2016. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 14, 2016 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

8

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and March 31, 2016

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2015	March 31, 2016
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associate and joint venture		6,274	6,358
Deferred financing costs		17,998	28,937
Other non-current assets		28,957	28,572
Derivative financial instruments	12	61	—
Tangible fixed assets	4	3,400,270	3,357,228
Vessels under construction	4	178,405	156,619
Vessel held under finance lease	4	—	227,768
Total non-current assets		3,641,476	3,814,993
Current assets
Trade and other receivables		16,079	9,129
Dividends receivable and due from related parties	7	1,345	677
Inventories		6,496	4,210
Prepayments and other current assets		2,519	4,408
Short-term investments		6,000	1,500
Restricted cash		62,718	23,623
Cash and cash equivalents		302,988	284,028
Total current assets		398,145	327,575
Total assets		4,039,621	4,142,568
Equity and liabilities
Equity
Preferred stock		46	46
Share capital		810	810
Contributed surplus		1,020,292	1,008,353
Reserves		(8,829)	(12,183)
Treasury shares		(12,491)	(12,491)
Retained earnings/(accumulated deficit)		1,846	(15,898)
Equity attributable to owners of the Group		1,001,674	968,637
Non-controlling interest		506,246	506,493
Total equity		1,507,920	1,475,130
Current liabilities
Trade accounts payable		12,391	8,919
Ship management creditors		3,524	883
Amounts due to related parties	7	163	147
Derivative financial instruments	12	14,243	14,875
Other payables and accruals	9	67,084	67,655
Borrowings, current portion	6	636,987	777,885
Total current liabilities		734,392	870,364
Non-current liabilities
Derivative financial instruments	12	58,531	64,042
Borrowings, non-current portion	6	1,737,500	1,513,540
Finance lease liability, non-current portion	5	—	218,067
Other non-current liabilities		1,278	1,425
Total non-current liabilities		1,797,309	1,797,074
Total equity and liabilities		4,039,621	4,142,568

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended
	Note	March 31, 2015	March 31, 2016
Revenues		97,326	104,377
Vessel operating and supervision costs		(21,894)	(28,457)
Voyage expenses and commissions		(2,729)	(5,263)
Depreciation of fixed assets	4	(22,695)	(28,164)
General and administrative expenses	8	(11,159)	(8,734)
Profit from operations		38,849	33,759
Financial costs	13	(18,528)	(29,179)
Financial income		63	202
Loss on swaps	13	(6,979)	(10,414)
Share of profit of associate		447	334
Total other expenses, net		(24,997)	(39,057)
Profit/(loss) for the period		13,852	(5,298)
Attributable to:
Owners of the Group		4,342	(15,898)
Non-controlling interest		9,510	10,600
		13,852	(5,298)

Earnings/(loss) per share – basic and diluted	16	0.05	(0.23)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three months ended March 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2015	March 31, 2016
Profit/(loss) for the period		13,852	(5,298)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	12	(4,985)	(4,438)
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	12	284	349
Other comprehensive loss for the period		(4,701)	(4,089)
Total comprehensive income/(loss) for the period		9,151	(9,387)
Attributable to:
Owners of the Group		(359)	(19,987)
Non-controlling interest		9,510	10,600
		9,151	(9,387)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the three months ended March 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	Share Capital (Note 10)	Preferred stock (Note 10)	Contributed Surplus (Note 10)	Reserves	Treasury shares (Note 10)	Retained earnings/ (accumulated deficit)	Attributable to owners of the Group	Non - controlling interest	Total
Balance as of January 1, 2015	810	—	923,470	(12,002)	(12,576)	29,689	929,391	323,646	1,253,037
Dividend paid (common shares)	—	—	—	—	—	(11,270)	(11,270)	(6,154)	(17,424)
Share-based compensation, net of accrued dividend (Note 15)	—	—	—	498	—	—	498	—	498
Settlement of share-based compensation	—	—	—	(85)	85	—	—	—	—
Profit for the period	—	—	—	—	—	4,342	4,342	9,510	13,852
Other comprehensive loss for the period	—	—	—	(4,701)	—	—	(4,701)	—	(4,701)
Total comprehensive (loss)/income for the period	—	—	—	(4,701)	—	4,342	(359)	9,510	9,151
Balance as of March 31, 2015	810	—	923,470	(16,290)	(12,491)	22,761	918,260	327,002	1,245,262

Balance as of January 1, 2016	810	46	1,020,292	(8,829)	(12,491)	1,846	1,001,674	506,246	1,507,920
Dividend paid (common and preference shares) (Note 10)	—	—	(11,939)	—	—	(1,846)	(13,785)	(10,353)	(24,138)
Share-based compensation, net of accrued dividend (Note 15)	—	—	—	735	—	—	735	—	735
(Loss)/profit for the period	—	—	—	—	—	(15,898)	(15,898)	10,600	(5,298)
Other comprehensive loss for the period	—	—	—	(4,089)	—	—	(4,089)	—	(4,089)
Total comprehensive (loss)/income for the period	—	—	—	(4,089)	—	(15,898)	(19,987)	10,600	(9,387)
Balance as of March 31, 2016	810	46	1,008,353	(12,183)	(12,491)	(15,898)	968,637	506,493	1,475,130

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2015	March 31, 2016
Cash flows from operating activities:
Profit/(loss) for the period		13,852	(5,298)
Adjustments for:
Depreciation of fixed assets		22,695	28,164
Share of profit of associate		(447)	(334)
Financial income		(63)	(202)
Financial costs		18,528	29,179
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments		1,068	(203)
Unrealized loss on interest rate swaps held for trading including ineffective portion of cash flow hedges		4,498	8,137
Recycled loss of cash flow hedges reclassified to profit or loss		284	349
Share-based compensation		498	763
		60,913	60,555
Movements in working capital		(8,805)	7,687
Cash provided by operations		52,108	68,242
Interest paid		(14,850)	(23,953)
Net cash provided by operating activities		37,258	44,289
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(500,537)	(197,797)
Dividends received from associate		1,000	925
Purchase of short-term investments		(18,592)	(1,500)
Maturity of short-term investments		26,603	6,000
Financial income received		53	218
Net cash used in investing activities		(491,473)	(192,154)
Cash flows from financing activities:
Proceeds from bank loans		460,000	162,967
Proceeds from sale and finance leaseback		—	217,000
Bank loan repayments		(21,580)	(253,610)
Payment of loan issuance costs		(4,171)	(12,328)
Payment of equity raising costs		(87)	—
(Increase)/decrease in restricted cash		(1,807)	39,095
Dividends paid		(17,424)	(24,138)
Payments for vessel held under finance lease		—	(284)
Net cash provided by financing activities		414,931	128,702
Effects of exchange rate changes on cash and cash equivalents		(1,077)	203
Decrease in cash and cash equivalents		(40,361)	(18,960)
Cash and cash equivalents, beginning of the period		211,974	302,988
Cash and cash equivalents, end of the period		171,613	284,028

Non-cash investing and financing activities	14
Capital expenditures included in liabilities at the end of the period		6,045	5,169
Equity raising costs included in liabilities at the end of the period		41	17
Loan issuance costs included in liabilities at the end of the period		3,432	3,673
Expenditures for vessel held under finance lease included in liabilities at the end of the period		—	430

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of March 31, 2016, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.7% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of March 31, 2016, GasLog holds a 32.9% interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. The Group structure as of March 31, 2016 is as follows:

	Place of	Date of		Cargo capacity
Name	incorporation	incorporation	Principal activities	(cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q1 2018(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q1 2018(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q1 2018(1)
GAS-twenty six Ltd.	Bermuda	January 2015	Finance lease asset company (2)	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
32.9% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
F-7

	Place of	Date of		Cargo capacity
Name	incorporation	incorporation	Principal activities	(cbm)	Vessel	Delivery date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associates:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
33.33% joint venture:
The Cool Pool Limited (the “Cool Pool”)	Marshall Islands	September 2015	Service company	—	—	—

(1)	For newbuildings, expected delivery quarters as of March 31, 2016 are presented.
(2)	On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. (“Mitsui”). Refer to Note 5.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2015 filed with the SEC on March 14, 2016. On May 5, 2016 GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2015.

In considering going concern, management has reviewed the Group’s future cash requirements, covenant compliance and earnings projections. As of March 31, 2016, the Group’s current assets totalled $327,575 while current liabilities totalled $870,364, resulting in a negative working capital position of $542,789. Current liabilities include $644,000 of loans due within one year, $575,200 of which was refinanced on April 5, 2016 (Note 17).

Management anticipates that the Group’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

 At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Group’s consolidated financial statements.

F-8

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management is currently evaluating the impact of this standard on the Group’s financial statements.

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. Entities are not required to present comparative information for preceding periods. Management anticipates that these amendments will only have a disclosure impact on the Group’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Non-controlling Interest

The profit allocation to non-controlling interest is based on the distribution policy for available cash stated in the Partnership Agreement and is illustrated in the table below:

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution		General	Holders of
	Target Amount	Unitholders	Partner	IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

	For the three months ended
Allocation of GasLog Partners’ profit(*)	March 31, 2015	March 31, 2016
Partnership’s profit attributable to:
Common unitholders	9,619	10,679
Subordinated unitholders	3,021	4,807
General partner	258	324
Incentive distribution rights (“IDRs”)	—	382
Total	12,898	16,192
Partnership’s profit allocated to GasLog	3,388	5,592
Partnership’s profit allocated to non-controlling interest	9,510	10,600
Total	12,898	16,192

*	Includes profits of: (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned after the GasLog Partners’ initial public offering on May 12, 2014, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period after their transfer to the Partnership on September 29, 2014 and (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period after their transfer to the Partnership on July 1, 2015.

4. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease

The movements in tangible fixed assets, vessels under construction and vessel held under finance lease are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Cost
As of January 1, 2016	3,619,255	12,315	3,631,570	178,405	—
Sale and leaseback (Note 5)	(234,650)	—	(234,650)	—	227,809
Additions	2,690	219	2,909	187,481	714
Transfer from vessels under construction	209,267	—	209,267	(209,267)	—
Fully amortized drydocking component	(2,520)	—	(2,520)	—	—
As of March 31, 2016	3,594,042	12,534	3,606,576	156,619	228,523

F-9

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Accumulated depreciation
As of January 1, 2016	228,531	2,769	231,300	—	—
Depreciation expense	27,268	141	27,409	—	755
Sale and leaseback (Note 5)	(6,841)	—	(6,841)	—	—
Fully amortized drydocking component	(2,520)	—	(2,520)	—	—
As of March 31, 2016	246,438	2,910	249,348	—	755

Net book value
As of December 31, 2015	3,390,724	9,546	3,400,270	178,405	—
As of March 31, 2016	3,347,604	9,624	3,357,228	156,619	227,768

Vessels with an aggregate carrying amount of $3,347,604 as of March 31, 2016 (December 31, 2015: $3,390,724) have been pledged as collateral under the terms of the Group’s loan agreements.

Vessels under construction

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of two LNG carriers (174,000 cubic meters each). The first vessel, the GasLog Greece, was delivered on March 29, 2016, with the other one expected to be delivered in the second quarter of 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2016.

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018 and 2019, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd. (“Hyundai”) for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first quarter of 2018.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of March 31, 2016, the Group has paid to the shipyard $150,396 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 11).

The vessels under construction costs as of December 31, 2015 and March 31, 2016 are as follows:

	December 31, 2015	March 31, 2016
Progress shipyard installments	170,634	150,396
Onsite supervision costs	4,289	3,375
Critical spare parts, equipment and other vessel delivery expenses	3,482	2,848
Total	178,405	156,619

5. Sale and Leaseback

On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the ship sale and leaseback transaction with a subsidiary of Mitsui, for the sale and leaseback of the Methane Julia Louise. Mitsui has the right to on-sell and lease back the vessel. The vessel was sold to Mitsui for a cash consideration of $217,000. GasLog has leased back the vessel under a bareboat charter from Mitsui for a period of up to 20 years, having a payment holiday for the first 210 days. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The bareboat hire is fixed and GasLog has a holiday period for the first 210 days. This leaseback meets the definition of a finance lease under IFRS.

The movements in finance lease liabilities are reported in the following table:

As of January 1, 2016	—
Addition	217,000
Finance lease charge (Note 13)	1,067
As of March 31, 2016	218,067
Finance lease liability, non-current portion	218,067
Total	218,067
F-10

6. Borrowings

	December 31, 2015	March 31, 2016
Amounts due within one year	645,193	785,487
Less: unamortized deferred loan issuance costs	(8,206)	(7,602)
Borrowings, current portion	636,987	777,885
Amounts due after one year	1,762,580	1,538,012
Plus: unamortized premium(1)	2,573	2,332
Less: unamortized deferred loan issuance costs	(27,653)	(26,804)
Borrowings, non-current portion	1,737,500	1,513,540
Total	2,374,487	2,291,425

(1)	Refer to “Senior Unsecured Notes” disclosed below for the premium.

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2015 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2015. Refer to Note 12 “Borrowings”. During the three months ended March 31, 2016, GasLog drew down $162,967 to partially finance the delivery of the GasLog Greece (three months ended March 31, 2015: $460,000). Also, during the three months ended March 31, 2016, repayments related to the loan facilities of $253,610 (three months ended March 31, 2015: $21,580) were made in accordance with repayment terms and the following new agreements were concluded:

•	On February 18, 2016, subsidiaries of GasLog and GasLog Partners entered into credit agreements (the “Credit Agreements”) to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Credit Agreements are comprised of a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche of up to $180,000. The vessels covered by the Credit Agreements are the GasLog Partners-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited. As of March 31, 2016, no amount was drawn under the Credit Agreements. Refer also to Note 17 “Subsequent Events”.

As of March 31, 2016, commitment, arrangement, coordination, underwriting, structuring, agency and legal fees incurred for obtaining the Credit Agreements of $11,964 are recorded as Deferred financing costs under non-current assets in the statement of financial position and will be reclassified contra to debt on the drawdown date.

The Credit Agreements will be secured as follows:

(i)	first priority mortgages over the ships owned by the respective borrowers;
(ii)	guarantees from GasLog, GasLog Partners, GasLog Carriers and GasLog Partners Holdings LLC;
(iii)	a share charge over the share capital of the respective borrower; and
(iv)	a first priority assignment of all earnings and insurance related to the ship owned by the respective borrower.

The Credit Agreements impose certain operating and financial restrictions on GasLog and GasLog Partners. These restrictions generally limit GasLog’s and GasLog Partners’ collective subsidiaries’ ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, GasLog or any of its affiliates, (c) sell or otherwise dispose of assets, including GasLog’s ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend GasLog’s shipbuilding contracts, (g) change the manager of GasLog’s ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The Credit Agreements also impose specified financial covenants that apply to GasLog and GasLog Partners and its subsidiaries on a consolidated basis.

The financial covenants that apply to GasLog and its subsidiaries on a consolidated basis include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75.0%;
(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50,000 after the first drawdown;
(v)	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
(vi)	GasLog’s market value adjusted net worth must at all times be not less than $350,000.

The financial covenants that apply to GasLog Partners include the following:

(i)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000;
(ii)	total indebtedness divided by total assets must be less than 60.0%;
(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and
(iv)	GasLog Partners is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.
F-11

The Credit Agreements also impose certain restrictions relating to GasLog and GasLog Partners, and their other subsidiaries, including restrictions that limit GasLog’s and GasLog Partners’ ability to make any substantial change in the nature of GasLog’s or GasLog Partners’ business or to engage in transactions that would constitute a change of control, as defined in the Credit Agreements, without repaying all of GasLog’s and GasLog Partners’ indebtedness under the Credit Agreements in full.

The Credit Agreements contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, they contain covenants requiring GasLog, GasLog Partners and certain of their subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 115.0% until the maturity of the junior tranche, and 120.0% at any time thereafter, of the then outstanding amount under the applicable facility and any related swap exposure. If GasLog and GasLog Partners fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

•	On February 24, 2016, following the completion of the sale and leaseback of the Methane Julia Louise (Note 5), $162,500 was prepaid into the senior secured term loan facility of up to $325,000 with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch and $67,500 was prepaid into the subordinated term loan facility of up to $135,000 with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch.

•	On February 25, 2016, a supplemental deed was signed with the lenders of the GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. loan facility, permitting GasLog to withdraw the $21,000 maintained in blocked accounts for each of GAS-nine Ltd. and GAS-ten Ltd., provided GasLog has an executed guarantee or letter of credit with a minimum duration of six months. In connection with this, on February 26, 2016, GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21,000 each (refer to Note 11). The bank guarantees bear interest at a margin and are available for a period of up to two years.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

Senior Unsecured Notes

The main terms of the Group’s senior unsecured bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2015. Refer to Note 12 “Borrowings”. The carrying amount of the bonds, net of unamortized financing costs and unamortized premium, as of March 31, 2016 is $118,689 while its fair value is $112,758 based on a USD/NOK exchange rate of 0.1201 as of March 31, 2016.

 The Group was in compliance with the covenants under the NOK bond agreement as of March 31, 2016.

7. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2015	March 31, 2016
Dividends receivable from associate	925	250
Due from the Cool Pool	249	141
Other receivables	171	286
Total	1,345	677

Current Liabilities

	December 31, 2015	March 31, 2016
Ship management creditors	60	14
Amounts due to related parties	163	147

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $147 as of March 31, 2016 (December 31, 2015: $163) represent payables to other related parties for the office lease and other operating expenses.

In connection with the aforementioned sale and leaseback transaction (Note 5), GasLog entered into a consulting agreement with Unisea Maritime Ltd., an affiliate of Ceres Shipping, under the terms of which GasLog agreed to pay a brokerage commission fee equal to 0.25% of the agreed charter rates under the sale and leaseback transaction plus reasonable expenses (incurred in line with the Group policies). The brokerage commission fee of $430 was paid in advance for the full 20-year period of the bareboat charter.

F-12

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended
	March 31, 2015	March 31, 2016
Employee costs	4,306	4,454
Board of directors’ fees	643	592
Share-based compensation	498	763
Rent and utilities	555	511
Travel and accommodation	508	709
Legal and professional fees	2,239	1,391
Foreign exchange differences, net	1,480	(144)
Other expenses	930	458
Total	11,159	8,734

9. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2015	March 31, 2016
Social contributions	1,085	1,371
Unearned revenue	30,159	34,250
Accrued legal and professional fees	1,030	634
Accrued board of directors’ fees	593	593
Accrued employee costs	4,955	3,024
Accrued off-hire	3,781	5,316
Accrued crew costs	5,244	4,992
Accrued purchases	6,207	6,614
Accrued financing costs	76	3,657
Accrued interest	7,713	5,743
Accrued brokerage commission on vessels’ acquisition	4,600	—
Other accruals	1,641	1,461
Total	67,084	67,655

10. Share Capital and Preferred Stock

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of March 31, 2016, the share capital consisted of 80,496,499 issued and outstanding common shares, par value $0.01 per share, 496,627 treasury shares and 4,600,000 preference shares. The movements in the number of shares, the share capital, the preferred stock, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of	Number of	Number of		Preferred	Contributed	Treasury
	common shares	treasury shares	Preference Shares	Share capital	stock	surplus	shares
Outstanding as of January 1, 2016	80,496,499	496,627	4,600,000	810	46	1,020,292	(12,491)
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(11,939)	—
Outstanding as of March 31, 2016	80,496,499	496,627	4,600,000	810	46	1,008,353	(12,491)

The treasury shares were acquired by GasLog in 2014 in relation to the share-based compensation (Note 15).

Dividend distribution

On February 24, 2016 the board of directors declared a quarterly cash dividend of $0.14 per common share which was paid on March 17, 2016 to shareholders of record as of March 7, 2016 for a total amount of $11,270.

On March 11, 2016, the board of directors declared a dividend on the Preference Shares of $0.546875 per share or $2,515 in the aggregate payable on April 1, 2016 to holders of record as of March 31, 2016. GasLog paid the declared dividend to the transfer agent on March 30, 2016.

F-13

11. Commitments and Contingencies

(a)	As of March 31, 2016 the Group had the following commitments relating to buildings under operating leases:

March 31, 2016
Operating leases
Not later than one year	1,835
Later than one year and not later than three years	2,375
Later than three years and not later than five years	1,111
More than five years	673
Total operating lease commitment	5,994

(b)	Commitments relating to the vessels under construction (Note 4) as of March 31, 2016 were as follows:

March 31, 2016
Vessels under construction
Not later than one year	563,136
Later than one year and not later than three years	720,687
Total vessels under construction commitment	1,283,823

Based on an agreement entered into by GAS-twenty two Ltd. and GAS-twenty three Ltd. with Methane Services Limited (“MSL”) on March 8, 2016, the first two entities declared their options with Samsung to install reliquefaction plants on board the vessels. MSL agreed to reimburse 50% of such cost per vessel, resulting in an aggregate commitment to pay $3,200 per vessel to GasLog after the installation has been completed. In the case that the reliquefaction plants do not fulfill specified enhanced performance criteria during operation as set forth in the relevant agreement, GasLog will refund the reimbursed amounts to MSL in the form of a daily compensation amount per vessel. As of March 31, 2016, no construction or installation of these plants has been started.

(c)	Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation, including a vessel under a finance lease (Note 5), as of March 31, 2016 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

March 31, 2016
Revenues
Not later than one year	423,068
Later than one year and not later than three years	720,367
Later than three years and not later than five years	468,786
More than five years	398,882
Total future gross minimum charter hire	2,011,103

Future gross minimum revenues disclosed in the above table exclude the revenues of the vessels that are under construction.

(d)	Related to the acquisition of six vessels from a subsidiary of BG Group plc. (“BG Group”) in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from BG Group with an aggregate value of $8,000 of which depot spares with value $660 have been purchased as of March 31, 2016 and are included in Tangible fixed assets (Note 4). The remaining spares should be acquired before the end of the initial term of the charter party agreements.

(e)	On November 2, 2015, following execution of a letter agreement between GasLog and MSL reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and or modifications of existing vessels as agreed between the parties. As of March 31, 2016, the outstanding commitment is $2,731.

(f)	On February 26, 2016, in connection with the supplemental deed signed with the lenders of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., GasLog entered into two bank guarantees, issued by BNP Paribas S.A. for GAS-nine Ltd. and GAS-ten Ltd. of $21,000 each. The bank guarantees bear interest at a margin and are available for a period of up to two years.

(g)	On March 30, 2016, GasLog Carriers entered into a consortium agreement with third parties, setting out the terms and conditions under which the parties are prepared to form a joint venture in order to participate collaboratively in a time charter tender. In connection with the above agreement, GasLog Carriers has arranged for the provision of a $1,500 bid security, deposited in a restricted cash collateral account; in the event of the tender holder demanding such amount, GasLog Carriers will be entitled to claim 75% from the remaining participants in the consortium agreement.

On March 30, 2016, in connection with the aforementioned consortium agreement, GasLog Carriers entered into a letter of credit agreement with Credit Agricole Corporate and Investment Bank for an amount of $1,500, bearing interest at a margin and available until December 31, 2016. Pursuant to this, a pledge agreement was also entered into with the aforementioned bank, with GasLog Carriers depositing $1,500 in a cash collateral account. This amount will be held as collateral until expiry of the letter of credit agreement and is thus classified under “Restricted cash”.

F-14

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

12. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2015	March 31, 2016
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	61	—
Total	61	—
Derivative financial instruments, non-current asset	61	—
Total	61	—

The fair value of the derivative liabilities is as follows:

	December 31, 2015	March 31, 2016
Derivative liabilities designated and effective as hedging instruments carried at fair value
Interest rate swaps	8,410	13,562
Cross currency swaps	56,152	49,068
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	8,212	16,287
Total	72,774	78,917
Derivative financial instruments, current liability	14,243	14,875
Derivative financial instruments, non-current liability	58,531	64,042
Total	72,774	78,917

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

					Fixed
		Trade	Effective	Termination	Interest	Notional Amount
Subsidiary	Counterparty	Date	Date	Date	Rate	December 31, 2015	March 31, 2016
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	65,074	63,971
GAS-nine Ltd.	CBA(1)	April 2014	Dec 2014	Dec 2019	2.23%	59,024	58,155
GAS-nine Ltd.	DNB Bank ASA	April 2014	Dec 2014	Dec 2019	2.24%	59,024	58,155
GAS-ten Ltd.	SEB(2)	April 2014	Feb 2015	Feb 2020	2.25%	59,893	59,024
GAS-ten Ltd.	ING Bank N.V.	May 2014	Feb 2015	Feb 2020	2.23%	59,893	59,024
GAS-fifteen Ltd.(3)	Citibank	July 2014	Sept 2014	Sept 2018	0.66%/2.89%	86,660	83,325
					Total	389,568	381,654

(1)	Commonwealth Bank of Australia

(2)	Skandinavinska Enskilda Banken AB (publ)

(3)	The fixed interest rate is agreed at 0.66% until September 2016 and at 2.89% from September 2016 to September 2018.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of March 31, 2016.

For the three months ended March 31, 2016, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $6,439 has been recognized in Other comprehensive income (for the three months ended March 31, 2015: $5,619). For the three months ended March 31, 2016, a loss of $1,286, was recycled to profit or loss representing the realized loss on interest rate swaps in relation to the interest expense component of the hedge (for the three months ended March 31, 2015: $1,439).

F-15

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

					Fixed
		Trade	Effective	Termination	Interest	Notional Amount
Subsidiary	Counterparty	Date	Date	Date	Rate	December 31, 2015	March 31, 2016
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	39,263	38,657
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	39,263	38,657
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	12,636	12,441
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	12,636	12,441
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	12,636	12,441
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	12,636	12,441
GAS-one Ltd.	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	64,095	62,990
GAS-one Ltd.	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	55,554	54,596
GAS-six Ltd.	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	55,096	54,162
GAS-seven Ltd.	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	96,000	94,500
GAS-seven Ltd.	Credit Suisse AG	April 2014	May 2014	May 2019	1.77%	32,000	31,500
GAS-two Ltd.	CBA	Sept 2013	Feb 2014	April 2018	1.69%	28,333	27,500
GAS-two Ltd.	DNB Bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	28,333	27,500
GAS-two Ltd.	SEB	Sept 2013	Feb 2014	April 2018	1.66%	28,333	27,500
					Total	516,814	507,326

The derivative instruments listed above were not designated as cash flow hedging instruments as of March 31, 2016. The change in the fair value of these contracts for the three months ended March 31, 2016 amounted to a net loss of $8,137 (for the three months ended March 31, 2015: $4,509), which was recognized against profit or loss in the period incurred and is included in Loss on swaps. During the three months ended March 31, 2016, the net loss of $8,137 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in an increase in derivative liabilities from interest rate swaps held for trading.

Cross currency swap agreements (“CCS”)

The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity in order to hedge the Group’s exposure to fluctuations deriving from its senior unsecured notes which are denominated in NOK.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

					Fixed
		Trade	Effective	Termination	Interest	Notional Amount
Company	Counterparty	Date	Date	Date	Rate	December 31, 2015	March 31, 2016
GasLog Ltd.	DNB Bank ASA	June 2013	June 2013	June 2018	7.40%	27,732	27,732
GasLog Ltd.	SEB	June 2013	June 2013	June 2018	7.41%	27,731	27,731
GasLog Ltd.	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	27,743	27,743
GasLog Ltd.	DNB Bank ASA	April 2014	May 2014	June 2018	5.99%	27,871	27,871
GasLog Ltd.	SEB	April 2014	May 2014	June 2018	5.99%	27,871	27,871
GasLog Ltd.	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	27,871	27,871
					Total	166,819	166,819

For the three months ended March 31, 2016, the effective portion of changes in the fair value of CCSs amounting to a gain of $6,226 has been recognized in Other comprehensive income (for the three months ended March 31, 2015: loss of $11,809). For the three months ended March 31, 2016, a loss of $858 was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expense component of the hedge (for the three months ended March 31, 2015: $537). Additionally, for the three months ended March 31, 2016, a loss of $6,369, was recognized in Other comprehensive income in relation to the retranslation of the Bond in U.S. dollars as of March 31, 2016 (for the three months ended March 31, 2015: gain of $10,467).

13. Financial Costs and Loss on Swaps

An analysis of financial costs and gain/loss on swaps is as follows:

	For the three months ended
	March 31, 2015	March 31, 2016
Amortization of deferred loan issuance costs and premium	1,946	6,027
Interest expense on loans and realized loss on cash flow hedges	13,558	18,313
Interest expense on Bond and realized loss on cross-currency swaps	2,794	2,825
Finance lease charge	—	1,067
Other financial costs	230	947
Total financial costs	18,528	29,179

Unrealized loss on interest rate swaps held for trading (Note 12)	4,509	8,137
Realized loss on interest rate swaps held for trading	2,197	1,928
Recycled loss of cash flow hedges reclassified to profit or loss	284	349
Ineffective portion of cash flow hedges	(11)	—
Total loss on swaps	6,979	10,414
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14. Non-cash Items on Statements of Cash Flows

As of March 31, 2016, there are capital expenditures for vessels and vessels under construction of $5,169 that have not been paid during the three months ended March 31, 2016 and are included in current liabilities (December 31, 2015: $12,576). Also, as of March 31, 2015, there were capital expenditures of $6,045 that had not been paid during the three months ended March 31, 2015 and were included in current liabilities (December 31, 2014: $7,999).

As of March 31, 2016, there are equity raising costs of $17 that have not been paid during the three months ended March 31, 2016 and are included in current liabilities (December 31, 2015: $59). Also, as of March 31, 2015, there were equity raising costs of $41 that had not been paid during the three months ended March 31, 2015 and were included in current liabilities (December 31, 2014: $174).

As of March 31, 2016, there are loan issuance costs of $3,673 that have not been paid during the three months ended March 31, 2016 and are included in current liabilities (December 31, 2015: $247). Also, as of March 31, 2015, there were loan issuance costs of $3,432 that had not been paid during the three months ended March 31, 2015 and were included in current liabilities (December 31, 2014: $903).

As of March 31, 2016, there are expenditures for vessel held under finance lease of $430 that have not been paid during the three months ended March 31, 2016 and are included in liabilities at the end of the period (December 31, 2015: $0).

15. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights (“SARs”) have been disclosed in Note 20 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2015.

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2016	216,968	—	—	1.38	3,986
Forfeited during the period	(340)	—	—	—	(7)
Outstanding as of March 31, 2016	216,628	—	—	1.13	3,979
SARs
Outstanding as of January 1, 2016	873,228	18.81	—	8.28	4,056
Forfeited during the period	(392)	19.48	—	—	(2)
Outstanding as of March 31, 2016	872,836	18.81	—	8.03	4,054

As of March 31, 2016, 291,676 SARs have been vested but not exercised.

The terms of the 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 20 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2015.

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2016	16,999	2.25	410
Granted during the period	—	—	—
Outstanding as of March 31, 2016	16,999	2.25	410
PCUs
Outstanding as of January 1, 2016	16,999	2.25	410
Granted during the period	—	—	—
Outstanding as of March 31, 2016	16,999	2.25	410

The total expense recognized in respect of share-based compensation for the three months ended March 31, 2016 was $763 (for the three months ended March 31, 2015: $498). The total accrued cash distribution as of March 31, 2016 is $109 (December 31, 2015: $81) and is included under “Other non-current liabilities”.

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16. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings/(losses) per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	For the three months ended
	March 31, 2015	March 31, 2016
Basic earnings/(losses) per share
Profit/(loss) for the period attributable to owners of the Group	4,342	(15,898)
Less:
Dividend on preferred stock	—	(2,515)
Profit/(loss) for the period available to owners of the Group	4,342	(18,413)
Weighted average number of shares outstanding, basic	80,495,749	80,496,499
Basic earnings/(losses) per share	0.05	(0.23)
Diluted earnings/(losses) per share
Profit/(loss) for the period available to owners of the Group used in the calculation of diluted earnings per share	4,342	(18,413)
Weighted average number of shares outstanding, basic	80,495,749	80,496,499
Dilutive potential ordinary shares	142,643	—
Weighted average number of shares used in the calculation of diluted earnings per share	80,638,392	80,496,499
Diluted earnings/(losses) per share	0.05	(0.23)

 The Group excluded the dilutive effect of 872,836 SARs and 216,628 RSUs in calculating diluted EPS for the three months ended March 31, 2016, as they were anti-dilutive (March 31, 2015: 285,024 SARs).

17. Subsequent Events

On April 5, 2016, $395,450 and $179,750 under the senior and junior tranche, respectively, of the Credit Agreements were drawn (Note 6). Following the decrease in the aggregate available amount by $1,300, the senior tranche facility provides for four advances of $72,288 each and a fifth advance of $106,298. The first four advances shall be repaid in 20 quarterly equal installments commencing three months after the relevant drawdown dates while the fifth advance shall be repaid in 17 quarterly equal installments commencing 12 months after the relevant drawdown date, with a balloon payment together with the final installments. The junior tranche facility provides for four advances of $29,964 each and a fifth advance of $59,894. Each advance under the junior tranche shall be repaid in full 24 months after the relevant drawdown dates. Amounts drawn will bear interest at LIBOR plus a margin (variable margin for the junior tranche).

On April 5, 2016, $575,200 drawn under the Credit Agreements was used to partially refinance $644,000 of the outstanding debt of GAS-eighteen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. The balance of $68,800 was paid from available cash.

On May 5, 2016, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on May 26, 2015 to shareholders of record as of May 16, 2016.

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